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                                                  ------------------------------
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                                                  hours per response. . .  14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                              DDL ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK ($.50 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    233167105
          -------------------------------------------------------------
                                 (CUSIP Number)


                                Ronald J. Vannuki
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 NOVEMBER 1, 1995
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  2  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fortuna Investment Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           0
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                1,354,390
     EACH
   REPORTING     ---------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                           0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           1,354,390
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,354,390
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  3  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fortuna Capital Management, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           0
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH                  1,504,390
   REPORTING     ---------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                           0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           1,504,390
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,504,390
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  4  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald J. Vannuki
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           PF (with respect to shares over which Mr. Vannuki has sole dispositive power);
           NA (with respect to all other shares in which Mr. Vannuki has a beneficial interest.)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           3,500
   NUMBER OF     ---------------------------------------------------------------
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                  1,504,390
   REPORTING     ---------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                           3,500
--------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           2,074,317
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,077,817
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  5  of  16  Pages
----------------------                            --------------------------

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard Fechtor
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           457,050
   NUMBER OF     ---------------------------------------------------------------
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
    EACH                   0
  REPORTING      ---------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                           457,050
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           457,050
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  6  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fortuna Advisors, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           0
   NUMBER OF     ---------------------------------------------------------------
    SHARES
  BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                  0
   REPORTING     ---------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                           0
--------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           1,364,954
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,364,954
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  7  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Karen B. Brenner
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           PF (with respect to shares over which Ms. Brenner has sole dispositive power);
           N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           107,400
   NUMBER OF     ---------------------------------------------------------------
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                  0
   REPORTING     ---------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                           107,400
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           1,364,954
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,472,354
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  8  of  16  Pages
----------------------                            --------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph Vannuki
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                           64,409
   NUMBER OF     ---------------------------------------------------------------
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                  0
  REPORTING     ---------------------------------------------------------------
   PERSON         9   SOLE DISPOSITIVE POWER
    WITH
                           64,409
--------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           64,409
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  9  of  16  Pages
----------------------                            --------------------------

Item 1.   SECURITY AND ISSUER.

          This filing relates to the Common Stock, $.50 par value (the "Stock"), of DDL Electronics, Inc. (the "Company"). The Stock trades on the NYSE. The Company's principal executive offices are located at 2051 Anchor Court, Newburg Park, California; the Company's telephone number at that location is (805) 376-2595. The number of issued and outstanding shares of Stock as set forth in the Company's 10K for the period ended June 30, 1996 is 23,046,914.


Item 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners and with respect to shares of Stock held or beneficially owned by the company; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management;
(iv) Richard Fechtor with respect to shares of Stock held or beneficially owned by him; (v) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (vi) Karen Beth Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; and (vii) Joseph Vannuki with respect to shares of Stock held or beneficially owned by him. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons."

          (b) The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; and (iii) Ronald J. Vannuki is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of (i) Fortuna Advisors and (ii) Karen B. Brenner is 1300 Bristol Street North, Suite 230, Newport Beach, California 92660. The principal business address of Richard Fechtor is 155 Federal Street, Boston, Massachusetts 02110. The principal business address of Joseph Vannuki is 773 Ron Lee Lane, Youngstown, Ohio 44512.

          (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is to serve as the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is to serve as president of

                                  SCHEDULE 13D

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  10  of  16  Pages
----------------------                            ---------------------------

Fortuna Capital Management and as registered representative with a securities brokerage firm.

          The business of Richard Fechtor is a registered representative and director of Fechtor, Detwiler & Co., a securities brokerage firm.

          The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is to serve as president of Fortuna Advisors.

          Joseph Vannuki is retired.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)(i) Fortuna Investment Partners is a California limited partnership; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Richard Fechtor is a
United States citizen; (v) Fortuna Advisors is a California corporation; (vi) Karen B. Brenner is a United States citizen; and (vii) Joseph Vannuki is a United States citizen.


Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $1,972,290. The source of funds for this consideration was working capital.

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Capital Management is $0. (See Item 6.)

                                  SCHEDULE 13D

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  11  of  16  Pages
----------------------                            ---------------------------

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Richard Fechtor is $461,620. The source of funds for this consideration was personal funds.

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Advisors is $2,511,389. The source of funds for this consideration was Fortuna Advisor's clients' personal funds.

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Karen B. Brenner is $37,706. The source of funds for this consideration was $23,466 in personal funds and $14,240 was a gift of 16,000 shares.

          The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Joseph Vannuki is $116,306. The source of funds for this consideration was working capital.


Item 4.   PURPOSE OF THE TRANSACTION

          The purpose of the acquisition of the shares by the Reporting Persons is to participate in the active management of the Company and to gain representation on the Company's Board of Directors. Each Reporting Person may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by such person at any time.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  As of the date hereof:

               (i) Fortuna Investment Partners beneficially owns 1,354,390 shares of Stock which includes 420 convertible bonds convertible into 39,530 shares of Stock. Fortuna Investment Partners is the beneficial owner of 5.9% of the Stock.

               (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 1,504,390 shares of Stock, which includes 420 convertible bonds convertible into 39,530 shares of Stock and 150,000 warrants convertible into 150,000 shares of Stock. Fortuna Capital Management is the beneficial owner of 6.5% of the Stock.

                                  SCHEDULE 13D

----------------------                            --------------------------
 CUSIP No.  233167105                               Page  11  of  16  Pages
----------------------                            --------------------------

               (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, as a registered representative with discretionary authority over a customer's account, and as a direct owner of shares of Stock, beneficially owns 2,077,817 shares of Stock, which includes 420 convertible bonds convertible into 39,530 shares of Stock and 150,000 warrants convertible into 150,000 shares of Stock. Mr. Vannuki is the beneficial owner of 8.9% of the Stock.

               (iv) Richard Fechtor beneficially owns 457,050 shares of Stock. Mr. Fechtor is the beneficial owner of 2.0% of the Stock.

               (v) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 1,364,954 shares of Stock which includes 494 convertible bonds convertible into 46,495 shares of Stock. Fortuna Advisors is the beneficial owner of 5.9% of the Stock.

               (vi) Karen Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 1,472,354 shares of Stock, which includes 494 convertible bonds convertible into 46,495 shares of Stock and 75,000 warrants convertible into 75,000 shares of Stock. Ms. Brenner is the beneficial owner of 6.4% of the Stock.

               (vii) Joseph Vannuki beneficially owns 64,409 shares of Stock which includes 24 convertible bonds convertible into 2,259 shares of Stock. Mr. Vannuki is the beneficial owner of 0.3% of the Stock.

               The Reporting Persons in the aggregate may be deemed to own an aggregate of 17.4% of the Stock.

                                  SCHEDULE 13D

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  13  of  16  Pages
----------------------                            ---------------------------

     (b)

                                                                  ------------------------------------------------------------------
                                                                            Power to Vote                  Power to Dispose
                       -------------------------------------------------------------------------------------------------------------
                           No. of Shares         Percentage of
                         Beneficially Owned          Class           Sole           Shared              Sole             Shared
------------------------------------------------------------------------------------------------------------------------------------
 Fortuna Investment
 Partners                      1,354,390              5.9%               0         1,354,390                 0         1,354,390

 Fortuna Capital
 Management                    1,504,390              6.5%               0         1,504,390                 0         1,504,390

 Ronald J. Vannuki             2,077,817              8.9%           3,500         1,504,390             3,500         2,074,317

 Richard Fechtor                 457,050              2.0%         457,050                 0           457,050                 0

 Fortuna Advisors              1,364,954              5.9%               0                 0                 0         1,364,954

 Karen B. Brenner              1,472,354              6.4%         107,400                 0           107,400         1,364,954

 Joseph Vannuki                   64,409              0.3%          64,409                 0            64,409                 0

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since September 1, 1995 are set forth on Schedule A hereto. All such transactions, unless otherwise noted, were open market transactions and were effected on the NYSE. No other transactions were effected by the Reporting Persons during such period.

          (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

          (e)  Not applicable.

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  14  of  16  Pages
----------------------                            ---------------------------

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Fortuna Capital Management has provided various consulting and financial advisory services for which it received 150,000 warrants, which are convertible into 150,000 shares of Stock, as compensation. The warrants have not been exercised.


Item 7.   MATTER TO BE FILED AS EXHIBITS

          No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  15  of  16  Pages
----------------------                            ---------------------------

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By:  Fortuna Capital Management, Inc.,
     its General Partner


          By:   /s/ Ronald J. Vannuki
               -----------------------------------
               Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


          By:   /s/ Ronald J. Vannuki
               -----------------------------------
               Ronald J. Vannuki, President


 /s/ Ronald J. Vannuki
--------------------------------------------------
Ronald J. Vannuki
Individual


 /s/ Richard Fechtor
--------------------------------------------------
Richard Fechtor
Individual

----------------------                            ---------------------------
 CUSIP No.  233167105                               Page  16  of  16  Pages
----------------------                            ---------------------------

FORTUNA ADVISORS, INC.



          By:   /s/ Karen B. Brenner
               -----------------------------------
               Karen B. Brenner, President


 /s/ Karen B. Brenner
--------------------------------------------------
Karen B. Brenner
Individual


 /s/ Joseph Vannuki
--------------------------------------------------
Joseph Vannuki
Individual

                                   SCHEDULE A

                      Transactions Since September 1, 1995

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Broker Effective
             Party                       Date                 Bought (Sold)          Price Per Share             Transaction
--------------------------------------------------------------------------------------------------------------------------------
  Fortuna Investment Partners          09/04/95                  11,500                    1.91                  Bear Stearns
       Fortuna Advisors                11/16/95                 (25,000)                   2.88                  Bear Stearns
       Fortuna Advisors                11/16/95                 (17,633)                   2.74                  Bear Stearns
       Fortuna Advisors                11/16/95                  (7,367)                   2.75                  Bear Stearns
       Fortuna Advisors                11/17/95                 (25,000)                   2.49                  Bear Stearns
       Fortuna Advisors                11/30/95                  80,965                    2.94                  Bear Stearns
       Fortuna Advisors                12/28/95                  74,000                    2.63                  Bear Stearns
  Fortuna Investment Partners          01/02/96                   3,500                    2.60                  Bear Stearns
            Fechtor                    01/03/96                  (3,000)                   2.50               Fechtor, Detwiler
       Fortuna Advisors                01/04/96                   4,000                    2.64                  Bear Stearns
            Fechtor                    01/04/96                   1,500                    2.50               Fechtor, Detwiler
            Fechtor                    01/08/96                  (3,000)                   2.50               Fechtor, Detwiler
       Fortuna Advisors                01/09/96                 (41,000)                   2.67                  Bear Stearns
            Fechtor                    01/09/96                  (3,000)                   2.75               Fechtor, Detwiler
            Fechtor                    01/09/96                  (3,000)                   2.88               Fechtor, Detwiler
            Fechtor                    01/09/96                  (2,000)                   2.88               Fechtor, Detwiler
            Fechtor                    01/09/96                  (2,000)                   2.75               Fechtor, Detwiler



--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Broker Effective
             Party                       Date                 Bought (Sold)          Price Per Share             Transaction
--------------------------------------------------------------------------------------------------------------------------------
            Fechtor                    01/11/96                  (2,500)                   2.63               Fechtor, Detwiler
            Fechtor                    01/12/96                  (3,000)                   2.75               Fechtor, Detwiler
            Fechtor                    01/12/96                  (2,000)                   2.88               Fechtor, Detwiler
       Fortuna Advisors                01/18/96                   4,000                    2.63                  Bear Stearns
            Fechtor                    01/19/96                  (3,000)                   2.63               Fechtor, Detwiler
            Fechtor                    01/24/96                  (3,000)                   2.63               Fechtor, Detwiler
  Fortuna Investment Partners          01/29/96                  146,000                   2.62                  Bear Stearns
  Fortuna Investment Partners          02/05/96                  15,000                    2.53                  Bear Stearns
            Fechtor                    02/16/96                  (5,000)                   2.50               Fechtor, Detwiler
  Fortuna Investment Partners          02/29/96                  11,500                    2.53                  Bear Stearns
  Fortuna Investment Partners          03/29/96                  10,000                    2.41                  Bear Stearns
  Fortuna Investment Partners          03/29/96                   7,500                    2.38                  Bear Stearns
  Fortuna Investment Partners          05/01/96                  23,000                    1.91                  Bear Stearns
  Fortuna Investment Partners          05/02/96                  33,000                    1.77                  Bear Stearns
  Fortuna Investment Partners          05/03/96                   2,000                    1.78                  Bear Stearns
  Fortuna Investment Partners          05/10/96                   5,500                    2.03                  Bear Stearns
  Fortuna Investment Partners          05/13/96                   5,500                    2.03                  Bear Stearns
  Fortuna Investment Partners          05/14/96                   5,500                    2.03                  Bear Stearns
  Fortuna Investment Partners          05/15/96                   6,000                    2.03                  Bear Stearns
            Brenner                    05/24/96              50,000 warrants               N/A                  Granted by DDL
            Fechtor                    06/21/96                  (5,000)                   2.13               Fechtor, Detwiler



--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Broker Effective
             Party                       Date                 Bought (Sold)          Price Per Share             Transaction
--------------------------------------------------------------------------------------------------------------------------------

       Fortuna Advisors                06/24/96                  (7,000)                   1.97                  Bear Stearns
       Fortuna Advisors                06/25/96                  (3,000)                   2.00                  Bear Stearns
  Fortuna Investment Partners          06/25/96                   1,000                    2.03                  Bear Stearns
  Fortuna Investment Partners          06/28/96                   4,000                    2.03                  Bear Stearns
  Fortuna Investment Partners          07/01/96                   1,000                    2.04                  Bear Stearns
       Fortuna Advisors                07/10/96                  (3,000)                   1.75                  Bear Stearns
  Fortuna Investment Partners          07/22/96                   1,000                    1.78                  Bear Stearns
  Fortuna Investment Partners          07/29/96                  22,600                    1.66                  Bear Stearns
  Fortuna Investment Partners          08/08/96                   6,000                    1.53                  Bear Stearns
  Fortuna Investment Partners          08/09/96                  11,000                    1.42                  Bear Stearns
  Fortuna Investment Partners          08/09/96                   1,000                    1.50                  Bear Stearns
  Fortuna Investment Partners          08/14/96                   6,000                    1.28                  Bear Stearns
  Fortuna Investment Partners          08/15/96                   3,000                    1.28                  Bear Stearns
  Fortuna Investment Partners          08/21/96                   1,000                    1.28                  Bear Stearns
  Fortuna Investment Partners          08/22/96                    500                     1.28                  Bear Stearns
  Fortuna Investment Partners          08/26/96                    500                     1.28                  Bear Stearns
  Fortuna Investment Partners          08/30/96                   2,000                    1.28                  Bear Stearns
            Brenner                    09/18/96              25,000 warrants               N/A             Transferred from Client
       Fortuna Advisors                09/23/96                 (20,000)                   1.25                  Bear Stearns
       Fortuna Advisors                09/27/96                  (4,500)                   1.25                  Bear Stearns
       Fortuna Advisors                10/02/96                  (5,500)                   1.25                  Bear Stearns

                                    EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer" the Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By:  Fortuna Capital Management, Inc.,
     its General Partner


     By:   /s/ Ronald J. Vannuki
          ----------------------------------------
          Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


     By:   /s/ Ronald J. Vannuki
          ----------------------------------------
          Ronald J. Vannuki, President


 /s/ Ronald J. Vannuki
--------------------------------------------------
Ronald J. Vannuki
Individual


 /s/ Richard Fechtor
--------------------------------------------------
Richard Fechtor
Individual

FORTUNA ADVISORS, INC.


     By:   /s/ Karen B. Brenner
          ----------------------------------------
          Karen B. Brenner, President


 /s/ Karen B. Brenner
--------------------------------------------------
Karen B. Brenner
Individual


 /s/ Joseph Vannuki
--------------------------------------------------
Joseph Vannuki
Individual